SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

For the month of January, 2011

AIXTRON SE
(Translation of registrant’s name into English)

Kaiserstr. 98
D-52134 Herzogenrath
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⊠	Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⃞	No ⊠

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

 AIXTRON SE: Release according to Article 26, Section 1 of the WpHG [the German Securities Trading Act] with the objective of Europe-wide distribution

On January 18, 2011, Ameriprise Financial, Inc., Minneapolis, USA has informed us according to Article 21, Section 1 of the WpHG that via shares its Voting Rights on AIXTRON SE, Herzogenrath, Deutschland, ISIN: DE000A0WMPJ6, WKN: A0WMPJ, have fallen below the 3% threshold of the Voting Rights on January 13, 2011 and on that day amounted to 2.92% (this corresponds to 2956265 Voting Rights).

According to Article 22, Section 1, Sentence 1, No. 6 of the WpHG in connection with sentence 2 of the WpHG, 2.92% of the Voting Rights (this corresponds to 2956265 Voting Rights) is to be attributed to the company. Furthermore, 0.03% of the Voting Rights is also to be attributed to the company according to Article 22, Section 1, Sentence 1, No. 1 of the WpHG, (this corresponds to 33068 Voting Rights).

On January 18, 2011, Threadneedle Asset Management Holdings SARL, Luxembourg, Luxembourg has informed us according to Article 21, Section 1 of the WpHG that via shares its Voting Rights on AIXTRON SE, Herzogenrath, Deutschland, ISIN: DE000A0WMPJ6, WKN: A0WMPJ, have fallen below the 3% threshold of the Voting Rights on January 13, 2011 and on that day amounted to 2.88% (this corresponds to 2916834 Voting Rights).

According to Article 22, Section 1, Sentence 1, No. 6 of the WpHG in connection with sentence 2 of the WpHG, 2.88% of the Voting Rights (this corresponds to 2916834 Voting Rights) is to be attributed to the company. Furthermore, 0.03% of the Voting Rights is also to be attributed to the company according to Article 22, Section 1, Sentence 1, No. 1 of the WpHG, (this corresponds to 33068 Voting Rights).

On January 18, 2011, Threadneedle Asset Management Holdings Limited, London, UK has informed us according to Article 21, Section 1 of the WpHG that via shares its Voting Rights on AIXTRON SE, Herzogenrath, Deutschland, ISIN: DE000A0WMPJ6, WKN: A0WMPJ, have fallen below the 3% threshold of the Voting Rights on January 13, 2011 and on that day amounted to 2.88% (this corresponds to 2909793 Voting Rights).

According to Article 22, Section 1, Sentence 1, No. 6 of the WpHG in connection with sentence 2 of the WpHG, 2.88% of the Voting Rights (this corresponds to 2909793 Voting Rights) is to be attributed to the company. Furthermore, 0.03% of the Voting Rights is also to be attributed to the company according to Article 22, Section 1, Sentence 1, No. 1 of the WpHG, (this corresponds to 33068 Voting Rights).

On January 18, 2011, Threadneedle Asset Management Limited, London, UK has informed us according to Article 21, Section 1 of the WpHG that via shares its Voting Rights on AIXTRON SE, Herzogenrath, Deutschland, ISIN: DE000A0WMPJ6, WKN: A0WMPJ, have fallen below the 3% threshold of the Voting Rights on January 13, 2011 and on that day amounted to 2.88% (this corresponds to 2909793 Voting Rights). According to Article 22, Section 1, Sentence 1, No. 6 of the WpHG, 2.88% of the Voting Rights (this corresponds to 2909793 Voting Rights) is to be attributed to the company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AIXTRON SE

Date:	January 21, 2011	By:	/s/ Paul Hyland
			Name:	Paul Hyland
			Title:	President and CEO

		By:	/s/ Wolfgang Breme
			Name:	Wolfgang Breme
			Title:	CFO